The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600


05006822


SEC MAIL PROCESSING
MAR 24 2005
WASH. D.C. 152 SECTION

March 23, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Conclusion of an agreement of trust agency business with Daiwa Securities Group

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

3/28

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited



By ______________________

Name : Tsukasa Tanigawa
Title: Joint General Manager

03/23/05 9:31AM

<For reference>

March 23, 2005

The Sumitomo Trust & Banking Co., Ltd.

Conclusion of an agreement of trust agency business with Daiwa Securities Group

The Sumitomo Trust & Banking Co., Ltd (STB) group and Daiwa Securities group had announced, on October 21, 2004, that two groups were negotiating to collaborate in the development of "Securities Intermediary Business", "Real Estate Brokerage Business", and "Trust Agency Business". Today, STB, Daiwa Securities Co. (Daiwa Securities), and Daiwa Securities SMBC Co. (Daiwa Securities SMBC), have concluded the agreement regarding trust agency businesses.

Daiwa Securities and Daiwa Securities SMBC will offer transfer agency business, pension related business, and securities processing and asset management business to corporate clients and inheritance related products and services to individual customers.

Daiwa Securities group will be able to offer higher quality solutions to meet customers' needs by offering STB's trust related products and services, that have highly complimentary feature. STB will be able to enhance the business base by having more opportunities to meet Daiwa Securities group's customer needs.

The outline of the trust agency business agreement is as follows;

(1) Parties

The Sumitomo Trust and Banking Co., Ltd. and Daiwa Securities Co.

The Sumitomo Trust and Banking Co., Ltd. and Daiwa Securities SMBC Co.

(2) Products and services

Corporate clients: Transfer agency business

Pension related business

Securities processing and asset management business (Securities trust, etc)

Individual customers: Estate related business (Estate arrangement, etc)

(3) Effective date

Regarding transfer agency business, pension related business, and securities processing and asset management relate business, agreement was concluded today.

Regarding estate related business, agreement will be made as soon as the regulatory procedure is completed.

(4) Business commencement date

Regarding transfer agency business, business will be started in March 2005.

Regarding other businesses, business will be started as soon as the regulatory processes are completed.

(5) Branches

Daiwa Securities and Daiwa Securities SMBC's head office and branches

(Some products and services will not be offered in some branches.)

(6) Customers

Daiwa Securities and Daiwa Securities SMBC's individual customers and corporate clients

With this trust agency agreement, all business alliances ("Securities Intermediary Business", "Real Estate Brokerage Business", and "Trust Agency Business") between two groups will be accomplished. Through the tie-up of two top players in each industry, STB firmly believes that services to customers will significantly progress. In addition, STB will consider various alliances in order to maximize its capability to offer comprehensive financial services to its customers.

For further information, please contact

Koichi Onaka, Head of IR Office, Financial Management Dept.

Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654